FORM 5

                          U.S. SECURITIES AND EXCHANGE COMMISSION
                                  Washington, D.C., 20549

[ ]  Check box if no longer subject
     to Section 16. Form 4
     or Form 5 obligations may con-
     tinue. See Instruction 1(b).

[ ]  Form 3 Holdings Reported
[ ]  Form 4 Transactions Reported

                                            ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                                            Filed pursuant to Sec. 16(a) of the Securities Exchange Act of 1934, Sec. 17(a) of
                                            the Public Utility Holding Company Act of 1935 or Sec. 30(f) of the Investment Company
                                            Act of 1940.
--------------------------------------------- -------------------------------------------------------------------------------
  1. Name and Address of Reporting person*     2. Issuer Name and Ticker or Trading Symbol
         Chinnick  James                          WAVERIDER COMMUNICATIONS INC.    WAVC
--------------------------------------------- -------------------------------------------------------------------------------
          (Last) (First) (Middle)              3. IRS or Social Security Number of       4. Statement for Month/Year
                                                  Reporting Person (Voluntary)              December 2001
                   RR#1
---------------------------------------------                                           -------------------------------------
                  (Street)                                                               5. If Amendment, Date of Original
                                                                                                    (Month/Year)
     DeWinton Alberta,  Canada    T0L 0X0
-----------------------------------------------------------------------------------------------------------------------------
            (City) (State) (Zip)
   *If the Form is filed by more than one
 Reporting Person, see Instruction 4(b)(v).
---------------------------------------------     -----------------------------------------------------
6.Relationship of Reporting Person to Issuer      7. Individual or Joint/Group Filing (Check applicable
  (Check all applicable)                                                      line)

       Director                        10% Owner      X   Form filed by One Reporting Person
 ------                           -----            ------
                                                          Form filed by More than One Reporting Person
   X   Officer (give title below)      Other       ------
 ------                           -----
       Vice President, Engineering
-----------------------------------------------------------------------------------------------------------------------------------
                             Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
-----------------------------------------------------------------------------------------------------------------------------------
1. Title of Security    2. Transaction   3. Transaction  4. Securities Acquired (A) or  5. Amount of 6. Ownership     7. Nature of
   (Instr. 3)                Date        Code (Instr. 8) Disposed of (D) ; (Instr. 3,   Securities   Form: Direct (D) Indirect
                        (Month/Day/Year)                          4, and 5)             Beneficially or Indirect (I)  Beneficial
                                                                                        Owned at end (Instr. 4)       Ownership
                                                                                        of Issuer's                   (Instr.4)
                                                                                        Fiscal
                                                                                        Month (Instr.
                                                                                        3 and 4)
----------------------- ---------------- --------------- ------------------------------ ------------ ---------------- -------------
                                                          Amount   (A) or (D)   Price
----------------------- ---------------- --------------- --------- ---------- --------- ------------ ---------------- -------------
Common Stock                                                                                43,090     (D)
----------------------- ---------------- --------------- --------- ---------- --------- ------------ ---------------- -------------

----------------------- ---------------- --------------- --------- ---------- --------- ------------ ---------------- -------------

----------------------- ---------------- --------------- --------- ---------- --------- ------------ ---------------- -------------

----------------------- ---------------- --------------- --------- ---------- --------- ------------ ---------------- -------------

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly  (Print or Type
Responses)
                                                                                               Page 1 of 2 pages    (Over)

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

FORM 5 (continued)

                  Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                          (eg., puts, calls, warrants, options, convertible securities)

------------ ---------- ------------ ----------- ------------ ---------------------- ---------------------
1. Title of  2.Conver-  3. Transac-  4. Transac- 5. Number of 6. Date Exercisable    7. Title and Amount
Derivative   sion or    tion Date    tion Code   Derivative   and Expiration         of Underlying
Securitiy    Exer-      (Month/Day/  (Instr. 8)  Securities   Date (Month/Day/       Securities
(Instr. 3)   cise Price Year)                    Acquired (A) Year)                  (Instr. 3 and 4)
             of Deriva-                          or Disposed
             tive                                of (D)
             Security                            (Instr. 3,
                                                 4, and 5)
------------ ---------- ------------ ----------- ------------ ----------  ---------- ---------- ---------
                                                              Date        Expira-      Title    Amount or
                                                              Exer-       tion Date             Number of
                                                              cisable                           Shares
------------ ---------- ------------ ----------- --- -------- --------    ---------- ---------- ---------
                                                 (A)    (D)
------------ ---------- ------------ ----------- --- -------- --------    ---------- ---------- ---------

Employee Stock
Option                                                         Anytime    09/03/08    Common       30,000
(1997) Plan
----------------------- ------------ ------------ ----------- ---------- ---------- ----------- -----------
Employee Stock
Option                                                         Anytime    01/04/09    Common      120,000
(1997) Plan
----------------------- ------------ ------------ ----------- ---------- ---------- ----------- -----------
1999 Incentive
And Nonqualified                                               Anytime    04/08/09    Common      204,000
Stock Option Plan                                              Note 1
----------------------- ------------ ------------ ----------- ---------- ---------- ----------- -----------
1999 Incentive
And Nonqualified                                               Note 1     04/08/09    Common      306,000
Stock Option Plan
----------------------- ------------ ------------ ----------- ---------- ---------- ----------- -----------
Employee Stock
Option (2000)                                                  02/25/05   02/25/10    Common      200,000
Plan
----------------------- ------------ ------------ ----------- ---------- ---------- ----------- -----------
Employee Stock
Option (2000) Plan                                              Note 2    02/27/11    Common       25,000
----------------------- ------------ ------------ ----------- ---------- ---------- ----------- -----------
Employee Stock
Option (2000) Plan                                              Note 3    10/10/01    Common      200,000
----------------------- ------------ ------------ ----------- ---------- ---------- ----------- -----------
Class O Warrants                                                Anytime   10/18/06    Common       34,400
----------------------- ------------ ------------ ----------- ----------  --------- ----------- -----------
Class P Warrants                                                Anytime   12/13/04    Common       40,000
----------------------- ------------ ------------ ----------- ---------- ---------- ----------- -----------


Table II (continued)
------------ ---------- ---------- ------------ ------------
1. Title of  8. Price   9. Number  10. Owner-   11. Nature
Derivative   of         of Deriva- ship of De-  of
Securitiy    Derivative tive       rivative     Indirect
(Instr. 3)   Security   Securi-    Security;    Beneficial
             and        ties       Direct (D)   Ownership
             (Instr.5)  Benefi-    or           (Instr. 4)
                        cially     Indirect
                        Owned at   (I)
                        end of     (Instr. 4)
                        Month
                        (Instr. 4)

------------ ---------- ----------- ----------- ------------
Employee
Stock Option   $1.73       30,000        (D)
(1997) Plan
------------ ---------- ----------- ----------- ------------
Employee
Stock Option   $2.50      120,000        (D)
(1997) Plan
------------ ---------- ----------- ----------- ------------
1999
Incentive
And            $2.03      204,000        (D)
Nonqualified
Stock Option
Plan
------------ ---------- ----------- ----------- ------------
1999
Incentive
And            $2.03      306,000        (D)
Nonqualified
Stock Option
Plan
------------ ---------- ----------- ----------- ------------
Employee
Stock
Option (2000)  $9.03      200,000         (D)
Plan
------------ ---------- ----------- ----------- ------------
Employee
Stock
Option (2000)  $1.63       25,000          (D)
Plan
------------ ---------- ----------- ----------- ------------
Employee
Stock
Option (2000)  $0.43      200,000         (D)
Plan
------------ ---------- ----------- ----------- ------------
Class O
Warrants       $0.50       34,400         (D)
------------ ---------- ----------- ----------- ------------
Class P
Warrants       $0.50       40,000         (D)
------------ --------- ----------- ----------- ------------


Explanation of Responses:

Note 1: Vesting of Stock Options is based on the achievement of certain milestones. The first three milestones, worth 40% of the total, have been achieved and those shares have vested as shown. The balance of the shares will vest based on the achievement of the following: 15% upon receipt of at least 25 purchase orders for LMS systems, from qualified purchasers, having a minimum total value of CDN$5 million; 15% upon at least 25 LMS systems, representing a minimum total revenue of CDN$5 million, having been installed and operational; and, 30% upon gross revenue exceeding CDN $25 million.
Note 2: Options vest annually at the rate of one-third per year
Note 3: Fifty percent of options vest on April 11, 2002 with the remainder vesting equally over the following 6 months.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)


               /S/ J.H. Chinnick                        February 15, 2002
               ----------------                          ------------------
               **   Signature of Reporting Person        Date

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                                                              Page 2 of 2 pages.